

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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# FORM X-17A-5
## PART III

SEC FILE NUMBER
8-43788

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to
### Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                                    MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**ALLIANCE FINANCIAL GROUP, INC.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**5950 BERKSHIRE LANE, SUITE 1060**
                            (No and Street)
**DALLAS,**                 **TEXAS**            **75225**
   (City)                                       (State)
                                                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**STEVEN H. GENDLER**                          **214-750-4400**
                                    (Area Code - Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

**HENDRICKS, GRAVES AND ASSOCIATES, LLP**
                    (Name - if individual state last, first, middle name)

**1801 GATEWAY BLVD., SUITE 212,**    **RICHARDSON, TEXAS**         **75080**
   (Address)
           (City)                         (State)                    (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

13012126

| FOR OFFICIAL USE ONLY |
| --- |
|  |
|  |

---

\* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

# OATH OR AFFIRMATION

I, <u>STEVEN H. GENDLER,</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>ALLIANCE FINANCIAL GROUP, INC.</u> as of <u>DECEMBER 31, 2012,</u> are true and correct. I further swear ( or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

# ALLIANCE FINANCIAL GROUP, INC.

## DALLAS, TEXAS

### FINANCIAL STATEMENTS

### YEAR ENDED DECEMBER 31, 2012

HENDRICKS, GRAVES AND ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS
DALLAS, TEXAS

# ALLIANCE FINANCIAL GROUP, INC.

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2012

## CONTENTS

*Hendricks, Graves and Associates, LLP*

*Certified Public Accountants*

*Serving the Dallas area since 1974*

*1801 Gateway Blvd., Suite 212,*
*Richardson, Texas 75080*

*972-234-3333*
*Facsimile 972-234-3331*
*graves.don@att.net*

## INDEPENDENT AUDITORS' REPORT

**BOARD OF DIRECTORS**
**ALLIANCE FINANCIAL GROUP, INC.**
**DALLAS, TEXAS**

We have audited the accompanying statement of financial condition of **ALLIANCE FINANCIAL GROUP, INC.** as of December 31, 2012, and the related statements of income (loss), cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ALLIANCE FINANCIAL GROUP, INC.** as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Hendricks, Graves and Associates, LLP**

**February 21, 2013**

*Members American Institute and Texas Society*
*of Certified Public Accountants*

# Alliance Financial Group, Inc.
## Statement of Financial Condition
## December 31, 2012

### Assets

| | | |
|---|---|---:|
| Cash | $ | 92,776 |
| Deposits with clearing organizations | | 110,041 |
| Receivable from broker-dealers | | 31,743 |
| Other receivables | | 8,916 |
| Prepaid expenses | | 15,394 |
| Equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of 53,028 | | 14,513 |
| **Total Assets** | $ | 273,383 |

### Liabilities and Stockholders' Equity

**Liabilities:**

| | | |
|---|---|---:|
| Accounts payable | $ | 16,005 |
| Commissions payable | | 24,341 |
| Payable to affiliated entity | | 32,400 |
| Accrued expenses | | 52,152 |
| Franchise tax liability | | 3,850 |
| **Total Liabilities** | | 128,748 |

**Stockholders' Equity:**

| | | |
|---|---|---:|
| Common Stock | | 1,935 |
| Additional paid-in capital | | 244,565 |
| Retained earnings | | (101,865) |
| **Total Stockholders' Equity** | | 144,635 |
| **Total Liabilities and Stockholders' Equity** | $ | 273,383 |

**The accompanying notes are an integral part of the financial statements.**

# Alliance Financial Group, Inc.
## Statement of Income (Loss)
## Year Ended December 31, 2012

| | | |
|---|---|---:|
| **Revenues** | | |
| Commissions | $ | 1,070,325 |
| Other | | 68,438 |
| **Total Revenues** | | 1,138,763 |
| | | |
| **Costs and Expenses** | | |
| Salaries, commissions and payroll taxes | | 681,207 |
| Clearance | | 115,613 |
| Communications | | 84,487 |
| Occupancy costs | | 65,303 |
| Other operating expenses | | 201,389 |
| **Total costs and expenses** | | 1,147,999 |
| | | |
| **Net loss before provision for income taxes** | | (9,236) |
| | | |
| **Provision for income taxes:** | | |
| State franchise tax | | 3,768 |
| | | |
| **Net Loss** | $ | (13,004) |

**The accompanying notes are an integral part of the financial statements.**


**Alliance Financial Group, Inc.**
**Statement of Cash Flows**
**Year Ended December 31, 2012**


**Operating Activities**

| | | |
|---|---|---:|
| **Net Loss** | $ | (13,004) |

**Adjustments to reconcile net income to net**
**cash provided by operating activities**

| | |
|---|---:|
| Depreciation | 6,726 |
| Changes in operating assets and liabilities | |
|     Increase in deposits with clearing organization | (10) |
| (Increase) decrease in accounts receivable | |
|     Broker-dealer | 489 |
|     Other receivable | (5,740) |
| Increase in prepaid expenses | (212) |
| Decrease in accounts payable | (4,007) |
| Decrease in payable to affiliated entity | (7,600) |
| Increase in commissions payable | 1,296 |
| Increase in accrued liabilities | 32,092 |
| Decrease in franchise tax liability | (110) |
| **Net cash provided by operating activities** | 9,920 |

**Investing Activity**

| | |
|---|---:|
| Equipment acquisitions | (3,090) |

**Financing Activity**

| | | |
|---|---|---:|
| Stockholders' contributions | | 21,000 |
| **Increase in cash during year** | | 27,830 |
| **Cash at December 31, 2011** | | 64,946 |
| **Cash at December 31, 2012** | $ | 92,776 |

**Supplement Information**

| | | |
|---|---|---:|
|     State franchise tax paid | $ | 3,768 |


**The accompanying notes are an integral part of the financial statements.**


# Alliance Financial Group, Inc.
## Statement of Changes in Stockholders' Equity
## Year Ended December 31, 2012

| | Common Stock | Additional Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Balances at December 31, 2011 | $ 1,935 | $ 223,565 | $ (88,861) | $ 136,639 |
| Stockholders' capital contribution | | 21,000 | | 21,000 |
| Net loss | | | (13,004) | (13,004) |
| Balances at December 31, 2012 | $ 1,935 | $ 244,565 | $ (101,865) | $ 144,635 |

**The accompanying notes are an integral part of the financial statements.**

# Alliance Financial Group, Inc.
## Statement of Changes in Liabilities Subordinated
## To Claims of General Creditors
## Year Ended December 31, 2012

| | |
|---|---:|
| Balance at December 31, 2011 | $ - |
| Increases | - |
| Decreases | - |
| Balance at December 31, 2012 | $ - |

**The accompanying notes are an integral part of the financial statements.**

# ALLIANCE FINANCIAL GROUP, INC.

## NOTES TO FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2012

**A. COMPANY:**

**ALLIANCE FINANCIAL GROUP, INC.,** incorporated on November 14, 1986 in Texas, is a member of the Financial Industry Regulatory Authority (FINRA). The original name of the Corporation was EGV Securities, Inc. On May 13, 1991, the Company name was changed to **ALLIANCE FINANCIAL GROUP, INC.**

The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

**B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

1. **Customers' Securities** - Transactions and related commissions are recorded on a trade date basis.

2. **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Accounts Receivable** - The Company evaluates the collectability of accounts receivable. Amounts considered uncollectable or doubtful of collection are written off and charged against income when such determinations are made.

4. **Equipment and Leasehold Improvements** are stated at cost less accumulated depreciation and amortizations, which is provided by charges to income over estimated useful lives using the straight-line method.

5. **Income Taxes** – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

6. **Use of Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

**(Continued)**

## C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

**Fair Value Measurement** - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included within level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets and liabilities in the balance sheet approximate fair value.

## D. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $104,209, which was $54,209 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.24 to 1.

## E. LEASING ARRANGEMENTS:

The Company leases office facilities. During the year ended December 31, 2012, rental payments were $48,014. At December 31, 2012, annual minimum rental requirements were.

| Years ending December 31: | | |
|---|---|---|
| 2013 | $ | 74,856 |
| 2014 | | 91,096 |
| 2015 | | 92,619 |
| 2016 | | 94,141 |
| 2017 | | 95,664 |
| Thereafter | | 212,389 |
| | $ | 660,765 |

## F. AFFILIATED ENTITIES TRANSACTIONS:

Management and consulting services and office facilities are provided to an entity, affiliated through common ownership and management. During the year ended December 31, 2012, income from the affiliated entity totaled $120,000.

Office facilities were leased from an entity, affiliated through common ownership and management. Rental payments to the affiliated entity during the eight months ended August 31, 2012 totaled $48,014.

*Hendricks, Graves and Associates, LLP*

*Certified Public Accountants*

*Serving the Dallas area since 1974*

*972-234-3333*

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

*Facsimile 972-234-3331*
*graves.don@att.net*

## INDEPENDENT AUDITOR'S REPORT OF SUPPLEMENTARY INFORMATION

## REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

**BOARD OF DIRECTORS**
**ALLIANCE FINANCIAL GROUP, INC.**
**DALLAS, TEXAS**

We have audited the accompanying financial statements of **ALLIANCE FINANCIAL GROUP, INC.** as of and for the year ended December 31, 2012, and our report thereon dated February 21, 2013, which expressed an unqualified opinion on those financial statements, appears in a preceding section of this report. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 under the Securities and Exchange act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation the financial statements as a whole.

**Hendricks, Graves and Associates, LLP**

**February 21, 2013**

*Members American Institute and Texas Society
of Certified Public Accountants*

# ALLIANCE FINANCIAL GROUP, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2012

### (See Independent Auditors' Report On Supplementary Information.)

**Computation of Net Capital:**

| | | |
|---|---|---|
| Total stockholder's equity qualified for net capital | $ | 144,635 |
| Add: | | |
| Other deductions or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 144,635 |
| Deductions and/or charges: | | |
| Non-Allowable assets | | 38,425 |
| Net capital before haircuts on securities positions | | 106,210 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1 (f) ) | | 2,001 |
| **Net Capital** | $ | 104,209 |
| **Aggegated Indebtedness** | $ | 128,748 |

# ALLIANCE FINANCIAL GROUP, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

## DECEMBER 31, 2012

### (See Independent Auditors' Report On Supplementary Information.)

**Computation of Basic Net Capital Requirement:**

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 8,583 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 50,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 50,000 |
| Net capital in excess of required minimum | $ 54,209 |
| Excess of net capital at 1000% | $ 91,334 |
| Ratio of aggregate indebtedness to net capital | 1.24 to 1 |

**Reconciliation With Company's Computation:**

| | |
|---|---|
| Net capital, as reported in Company's Part II (Unaudited) Focus report | $ 104,209 |
| Audit adjustments | - |
| **Net Capital** | $ 104,209 |

# ALLIANCE FINANCIAL GROUP, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

## OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2012

### (See Independent Auditors' Report On Supplementary Information.)

**EXEMPTIVE PROVISIONS**

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firms:   First Clearing, LLC
   Southwest Securities, Inc.

# ALLIANCE FINANCIAL GROUP, INC.

## REPORT PURSUANT TO RULE 17a-5(e)(4)

## YEAR ENDED DECEMBER 31, 2012

# Hendricks, Graves and Associates, LLP
## Certified Public Accountants
### Serving the Dallas area since 1974

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

972-234-3333
Facsimile 972-234-3331
graves.don@att.net

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

**BOARD OF DIRECTORS**
**ALLIANCE FINANCIAL GROUP, INC.**
**DALLAS, TEXAS**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by **ALLIANCE FINANCIAL GROUP, INC.** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating **ALLIANCE FINANCIAL GROUP, INC.'s** compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). **ALLIANCE FINANCIAL GROUP, INC.'s** management is responsible for the **ALLIANCE FINANCIAL GROUP, INC.'s** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records including cancelled checks and associated endorsements noting no differences;

2.  Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3.  Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, noting no differences.

**Page 2**
**Independent Accountants' Report on Applying Agreed-upon**
**Procedures Related to an Entity's SIPC Assessment Reconciliation**

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Hendricks, Graves and associates*

**Hendricks, Graves and Associates, LLP**

**February 21, 2013**

# ALLIANCE FINANCIAL GROUP, INC.

## REPORT PURSUANT TO RULE 17a-5(g)(1)

## YEAR ENDED DECEMBER 31, 2012

# Hendricks, Graves and Associates, LLP
## Certified Public Accountants
### Serving the Dallas area since 1974

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

972-234-3333
Facsimile 972-234-3331
graves.don@att.net

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

## STRUCTURE REQUIRED BY SEC RULE 17a-5

**BOARD OF DIRECTORS**
**ALLIANCE FINANCIAL GROUP, INC.**
**DALLAS, TEXAS**

In planning and performing our audit of the financial statements of **ALLIANCE FINANCIAL GROUP, INC.** as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The Study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Members American Institute and Texas Society
of Certified Public Accountants

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe then a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC'S objective.

This report is intended solely for the information and use of the Board of directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Hendricks, Graves and Associates*

**Hendricks, Graves and Associates, LLP**

**February 21, 2013**